UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                               CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 26, 1998
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos. of Above Person.

         Luise V. Hanson   SS# ###-##-####

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(2)      Check the Appropriate Box if a Member of a Group.  (See
         Instructions).
                                                                       (a)  [ ]
                                                                       (b)  [ ]

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(3)      SEC Use Only.




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(4)      Source of Funds

         Not applicable.


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(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]



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(6)      Citizenship or Place of Organization.

         United States


                  --------------------------------------------------------------
                  (7)      Sole Voting Power.
      NUMBER OF            Luise V. Hanson                    4,963,374 (21.5%)
                           Estate of John K. Hanson           3,017,932 (13.1%)
       SHARES
                  --------------------------------------------------------------
    BENEFICIALLY  (8)      Shared Voting Power.

      OWNED BY             Not applicable.

        EACH      --------------------------------------------------------------
                  (9)      Sole Dispositive Power.
      REPORTING            Luise V. Hanson                    4,963,374 (21.5%)
                           Estate of John K. Hanson           3,017,932 (13.1%)
       PERSON
                  --------------------------------------------------------------
        WITH      (10)     Shared Dispositive Power.

CUSIP NO. 974637100                                                       PAGE 4
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                           Not applicable.


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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         7,981,306

CUSIP NO. 974637100                                                       PAGE 5
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions).                                          [ ]



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(13)     Percent of Class Represented by Amount in Row (11).

         34.6%


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(14)     Type of Reporting Person (See Instructions).

         IN


ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Luise V. Hanson. Mrs. Hanson is retired, and her residence address is 905 Highway 69 South, Forest City, Iowa 50436.

         Mrs. Hanson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. Hanson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Hanson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

CUSIP NO. 974637100                                                       PAGE 6
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by Mrs. Hanson of an aggregate of 720,000 shares of Common Stock, as a result of the disposition pursuant to the will of John K. Hanson of 720,000 shares of Common Stock by Mrs. Hanson acting as the executor of the estate of John K. Hanson (the "ESTATE").


ITEM 4.  PURPOSE OF TRANSACTION.

         On June 26, 1998, Mrs. Hanson, as executor of the Estate, disposed of 720,000 shares of Common Stock pursuant to the will of John K. Hanson. The undersigned does not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the continuing disposition of shares of Common Stock held by the Estate in the course of administering the Estate;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

CUSIP NO. 974637100                                                       PAGE 7
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(g)      Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) After the sale of the Common Stock by the Estate, as described in Item 4, Mrs. Hanson is the beneficial owner of 7,981,306 shares of Winnebago common stock, which represent approximately 34.6% of Winnebago's issued and outstanding Common Stock.

(b) Mrs. Hanson has sole voting power and sole dispositive power with respect to the 7,981,306 shares of Common Stock of which she is the beneficial owner.

(c) Except for the sale described in Item 4, neither Mrs. Hanson nor the Estate has had any transactions in Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP NO. 974637100                                                       PAGE 8
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         None (other than with respect to the distribution of the shares held by the Estate in the course of administering the Estate).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      July 1, 1998
                                           -------------------------------------
                                                         (Date)

                                                   /s/ Luise V. Hanson
                                           -------------------------------------
                                                     Luise V. Hanson